

October 11, 2012

Via E-mail
Herman Man Guo
Chairman and CEO
AirMedia Group Inc.
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People's Republic of China

> **Re:** **AirMedia Group Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33765**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2011

General

1. We note that you announced a change in CFO from Ms. Ping Sun to Mr. Henry Ho earlier this month. Please tell us more about Mr. Ho's specific educational or professional experience working with U.S. GAAP.

Risk Factors, page 7

2. Please include a risk factor with the names and titles of your officers and directors who are shareholders in the VIE and discuss how their fiduciary duties to the listed company, Airmedia Group, Inc., may conflict with these individuals' respective roles in the VIE,

including as majority shareholders and any officer and director or other leadership roles they have in the VIE, listing same. Discuss whether or not you have agreements in place to resolve conflicts of interest between the listed company and VIE and its operations.

Disclose how the interests of the listed company officers and directors may not be aligned with the unaffiliated public security holders of the listed company due to these individuals' holdings of the VIE. Explain whether or not a separate fiduciary without these potential conflicts serves as the fiduciary of the public unaffiliated security holders of the listco. State whether or not this fiduciary is considered wholly independent of the company officers and directors with holdings at the VIE and its operations and the factors by which you have determined such fiduciary to be independent; include a discussion of factors that may contraindicate any such independence. Finally, discuss whether there would be any effective way for any independent directors or the other shareholders of your company to prevent the parties with dual roles from making decisions on behalf of your company that may favor themselves as shareholders of the VIE.

<u>If advertising registration certificates are not obtained for our airport advertising; page 13</u>

3. We note your disclosure on page 13 that applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the "departure halls" of airports are considered outdoor advertisements and must be registered with local SAIC offices by "advertising distributors." Expand your disclosure here and in your risk factors to clarify the scope of your liability with respect to a failure to comply with applicable laws or regulations and how these rules do or do not apply to you and your operations. We note your disclosure that you intend to register with the relevant local SAIC offices if you are required to do so. Please advise.

<u>Risks Related to our Corporate Structure, page 19</u>

<u>If the PRC government finds that the agreements that establish the structure for…, page 19</u>

4. Please revise your risk factor to clarify what PRC regulations prohibiting foreign investment in the advertising services industry do or do not apply to you currently. We note the PRC's permission of such operations by foreign entities that have at least three years of direct operations in the advertising industry outside of China and your disclosure that your wholly owned Hong Kong subsidiary, AM China, the 100% shareholder of AM Technology and Xi'an AM, meets that requirement. Please reconcile your disclosure on this issue throughout your document. We note your disclosure on page 86.

5. Please explain the impact of the scope of the business licenses of each of Shenzhen AM, AM Technology and Xi'an AM, including the development of electronic, computer and media-related technologies and products, but not including advertising "due to certain restrictions on foreign ownership of advertising enterprises under PRC law," as stated on page 42.

6. Please revise your risk factor to clarify what PRC regulations prohibit foreign investment in the production and operation of any non-advertising television program content, how such prohibition applies to you and your operations and your potential liability for same.

Restrictions on currency exchange may limit our ability to receive and use our…, page 22

7. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations affect your ability to finance your PRC subsidiaries. Include discussion of how Circular 45 operates in conjunction with existing Circular 142.

Organizational Structure, page 47

Shareholding Structure, page 47

8. Revise your organizational chart to clearly reflect shareholder and entity names and percentage ownership. Include the officers and directors present at each entity, noting any relationships between and among the individuals at the various entities.

Management's Discussion and Analysis, page 48

9. Please expand the discussion of revenues on page 51 to separately quantify the changes in revenues due to changes in price vs. volume pursuant to Financial Reporting Codification section 501.04.

10. We note on page F-2 that your accounts receivable balance has increased by 50% during 2011 and that your allowance for doubtful accounts has declined from $17 million to $3 million. Please expand the discussion of Liquidity beginning on page 69 to explain the reasons for the increase in accounts receivable in excess of the increase in revenues from period to period and also address the reasons you believe that the $3 million allowance for doubtful accounts is reasonable as of December 31, 2011.

Item 15. Controls and Procedures, page 100

11. We note that during 2011 you experienced significant turnover in financial personnel (i.e. CFO, Controller, financial reporting director and other key positions within the accounting and financial reporting department). Please tell us the reasons for this turnover in financial personnel at multiple levels within your financial organization during the period.

Financial Statements

Balance Sheets, page F-2

12. Refer to your disclosure of the Call option agreement on page F-8. We note that AM Technology will act as guarantor of VIEs in all operation related contracts. Tell us the basis for your belief that the operating liabilities of the VIE are without recourse to the registrant, as disclosed on the face of the balance sheets on page F-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP